MORI HAMADA & MATSUMOTO

NKK Building
1-1-2 Marunouchi, Chiyoda-ku
Tokyo 100-0005, Japan
tel 81 3 5223 7777
fax 81 3 5223 7666



April 30, 2003

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re: Sekisui House Ltd. (the "Company")
Commission File No. 82-5129

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translation of the Notice of Resolution of the 52nd Ordinary General Meeting of Shareholders of the Company dated on April 25, 2003, which was manually signed by Mr. Kenichi Moriuchi, Managing Executive Officer of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

Osamu Nakamoto
Attorney-at-law

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.

dlw 6/6


SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

[Translation]

April 25, 2003

To: Shareholders

Sekisui House, Ltd.
1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Isami Wada
President & Representative Director

NOTICE OF RESOLUTION OF THE 52nd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:
We are pleased to inform you that the matters mentioned below were reported and resolved at the 52nd Ordinary General Meeting of Shareholders held today.

Particulars

Matters to be reported

Balance Sheet as of January 31, 2003, and Business Report and Statement of Income for the 52nd fiscal year (from February 1, 2002 to January 31, 2003)
Matters related to the above-mentioned financial statements were reported.

Matters to be resolved

Proposition No.1: Proposal for appropriation of retained earnings for the fiscal year ended January 31, 2003.
This proposition was approved as originally proposed.

Proposition No.2: Proposal for share buyback
In regard to this proposition, it was approved that the Company could acquire a maximum of 70,000,000 shares with an aggregate amount of acquisition value of ¥70,000,000,000 from the close of this ordinary general meeting of shareholders to the close of the next ordinary general meeting of shareholders, pursuant to Article 210, Commercial Code of Japan

Proposition No.3: Alteration to a part of the Articles of Incorporation
This proposition was approved as originally proposed.

Proposition No.4: Election of three Corporate Auditors
In regard to this proposition, Messrs. Mikio Yamada, Kenji Kondo and Yoshiharu Takahashi were newly elected and resumed offices.

Proposition No.5: Proposal for presentation of retirement bonus to Isao Bando (deceased), Kazuji Yamazaki (deceased), retiring directors and retiring corporate auditors
In regard to this proposition, payment of retirement rewards was approved in recognition of the services of Isao Bando (deceased), Kazuji Yamazaki (deceased), retiring directors and retiring corporate auditors. The sum of the rewards shall be within the appropriate amounts stipulated by the Company's internal regulations. The sum, date and method of payments of the reward for Directors shall be determined by the Board of Directors, and the sum, date and method of payments of the reward for Corporate Auditors shall be determined by the Board of Corporate Auditors.

- End -

Messrs. Mikio Yamada and Kenji Kondo were newly elected as Standing Corporate Auditors (Full-Time) among Corporate Auditors and resumed their respective offices.

The Balance Sheet and Statement of Income placed in Homepage on the Internet

The Company has determined to make its balance sheet and statement of income available online on its homepage, instead of placing the public notice in newspapers, pursuant to provisions of Section 3, Article 16 of the "Law Concerning Exceptions from Commercial Law Concerning Audit, etc. of *Kabushiki Kaisha*" and the resolution taken at the meeting of the Board of Directors held on April 17, 2003. The homepage URL is as follows:

http://www.sekisuihouse.co.jp/company/indexkk.html

Introduction of System of Request for Purchase of Shares constituting Less than One Trading Unit

Due to the application of the "Law regarding Partial Amendments to the Commercial Code, etc." (Law No. 44, 2002) and the resolution taken at the 52nd Ordinary General Meeting of Shareholders to partially change the Articles of Incorporation, the Company newly introduced a system which any shareholder who owns shares constituting less than one trading unit (less than 1,000 shares) can request the Company to sell to the shareholders such number of shares as constitute one unit together with shares less than one trading unit held, in addition to the existing system by which shareholders may request the Company to buy back shares constituting less than one trading unit held. Request for the sale of shares constituting less than one trading unit will be acceptable at any time. Provided, however, that suspension period has been established for the convenience of business processing, so please make inquiries about the procedures details to UFJ Trust Bank Limited, the transfer agent of the Company.

Administrative Transfer Agent	Transfer Agent Department, Osaka Branch Office, UFJ Trust Bank Limited 6-3, Fushimimachi 3-chome, Chuo-ku, Osaka 541-8502, Japan

Notice regarding Amendments to Taxation on Dividends of Shares

Due to the amendments to the taxation system in Japan in 2003, the withholding tax rates imposed on dividends of shares listed on stock exchanges have changed as of April 1, 2003. The Company hereby describes the details thereof as follows:

1. Withholding tax rates on dividends

April 1, 2003 – December 31, 2003	January 1, 2004 – March 31, 2008	After April 1, 2008
Withholding tax rate: 10%	Withholding tax rate: 10%	Withholding tax rate: 20%
(breakdown: income tax 10%)	(breakdown: income tax 7% resident tax: 3%)	(breakdown: income tax 15% resident tax: 5%)

* The above exceptional treatment shall not be applied to any individual shareholder who holds 5% or more of the aggregate number of shares issued of the company, and the applicable rate for such shareholder will remain 20%.

2. Abolition of the maximum amount in application of the Non-Tax Return Filing System for Small Sums Dividends (effective as of April 1, 2003)

(1) Regarding the dividends of listed shares, the maximum amount (an amount ¥100,000 or less per one brand) for per payable amount through the Non-Tax Return Fling System for Small Sums Dividends has been abolished, and in the case that annual dividends payable per one brand exceed ¥100,000, the tax payment can be completed by way of withholding alone.

(2) It is possible to choose the taxation upon total income, after tax return is filed and the deduction of tax on dividends is applied.

(3) Since the above-mentioned exceptional treatment shall not be applied to any individual shareholder who holds 5% or more of the aggregate amount of shares issued of the company, he/she is continuously obligated to file tax return.

3. Abolition of the "Selection of Separate Withholding Taxation Method" (so-called 35% withholding)

"Exceptional treatment of the separate 35% withholding taxation system for shares" was abolished as of March 31, 2003.

* Please confirm the details thereof to the taxation office nearby.

- End -


SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East, Umeda Sky Building, 1-88,
Oyodonaka 1-chome Kita-ku, Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

April 25, 2003

By: 
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department